
April 3, 2008

Via Facsimile ((650) 849-5083) and U.S. Mail

Russell C. Hansen, Esq.
Gibson Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, CA 94304

> **Re: Enterprise Informatics Inc.**
> **Schedule 13E-3**
> **File No. 005-38574**
> **Filed March 12, 2008**
>
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 12, 2008**
> **File No. 000-15935**

Dear Mr. Hansen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement

Cover Letter

1.   Please highlight the legend at the bottom of the cover letter. See Rule 13e-3(e)(i)(iii).

Summary Term Sheet, page 1

2.   We note the summary term sheet extends for seven pages and includes a large amount of

information. Please revise your summary term sheet to comply with the requirements of Item 1001 of Regulation M-A.

Background of the Reverse Split, page 7

3.   Please provide the per-share amount of the proposals received in May, August and September 2006 (page 8).

4.   Please describe the duties of the independent committee, the scope of its authority, its members, and the period during which it served (page 11). We note, also, that the company and its outside counsel negotiated the transaction with ERP2 and its counsel: please explain in your disclosure why the independent committee did not conduct this negotiation on behalf of the company.

5.   We note your disclosure referring to the independent committee holding several meetings between late 2007 and early 2008 (page 11). Please describe each meeting separately and include the matters discussed, whether all members were present at each meeting and whether they were joined by counsel.

Purposes of and Reasons for the Reverse Split, page 15

6.   Please clarify the difference between your savings of $250,000 in legal fees associated with your securities law compliance (page 16) and the savings of $100,000 associated with your filing of various reports with the Commission (page 17).

Alternatives to the Reverse Split, page 20

7.   We note elsewhere in your disclosure that none of your organizational documents nor state law provides appraisal rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the board consider the lack of appraisal rights in choosing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means?

8.   Please explain how the reverse stock split ratio of 1:1,000 was determined. Please also explain whether you considered using an alternative split ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013 of Regulation M-A.

9.   Disclose whether your board or independent committee considered any other form of transaction that would allow your to terminate your reporting obligations, such as a tender offer.

Procedural Fairness, page 35

10.   We note your disclosure of the reasons for not obtaining any opinion from a financial advisor, not designating an unaffiliated representative to act solely on behalf of the unaffiliated security holders, and not structuring the transaction to require the approval of unaffiliated security holders. Please explain why, in light of those determinations and the fact that one security holder effectively controls the company through various means, you still believe the transaction is procedurally fair to unaffiliated security holders. Also, revise your disclosure to explain the difficulty you face in obtaining proxies from your security holders.

Cautionary Statement regarding Forward-Looking Statements, page 43

11.   Please delete reference to the Private Securities Litigation Reform Act of 1995, as the safe harbor provisions of the Act are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question M.2 to the July 2001 Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

12.   We note the disclaimer that you do not assume any obligation to "publicly release the result of any revisions to these forward-looking statements…" This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please revise.

Security Ownership of Certain Beneficial Owners, page 49

13.   We note in the footnotes relating to the ERP2 Filing Persons beneficial ownership the disclaimer of beneficial ownership "except to the extent of their respective pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

14.   We note that you have incorporated by reference the financial statements for the year ended September 30, 2007 and the quarter ended December 31, 2007. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13 and Q&A 7 in Section I.H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001).   The pro forma data for the summarized financial information specified in paragraph (c)(1) through (c)(5) of Item 1010(c) is also required. Please revise to include the summary financial statements in the information statement.

<u>Closing Comments</u>

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions